UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

LADISH COMPANY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

505754200
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 505754200  Page 2 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       3,858,973
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          3,858,973
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.7%

14. Type of Reporting Person (See instructions)

BD, PN

Schedule 13D/A

CUSIP No. 505754200  Page 3 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Corporation
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.7%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 505754200  Page 4 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

USA
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.7%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 505754200  Page 5 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Ladish
Company, Inc., a Wisconsin corporation (the "Company"), whose principal executive offices are located at 5481 South
Packard Ave., Cudahy, WI  53310.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

An officer of Spurgeon Corporation, one of the Filers, has informed the Filers that the officer recently made open-market purchases of Common Stock from personal funds for personal investment purposes, and may make additional purchases in the future. The Filers have no contract, arrangement, or understanding of any kind with the Spurgeon officer with respect to the Common Stock, expressly disclaim any direct or indirect beneficial ownership in the Spurgeon officer's shares, and further disclaim any "group" status with such officer. This Amendment No. 3 is made for the sole purpose of describing the Filers' relationship with another shareholder of the Company.

SIGNATURE

Each of the Filers, after reasonable inquiry and to the best of each of their individual knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2002

GRACE BROTHERS, LTD.


By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

SPURGEON CORPORATION


By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President


BRADFORD T. WHITMORE, individually


By: /s/ Bradford T. Whitmore